ASIA ENTERTAINMENT & RESOURCES ANNOUNCES NEW SHARE REPURCHASE PROGRAM

Hong Kong, China – March 11, 2013 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, today announced that its Board of Directors has authorized the establishment of a new share repurchase program for the Company to purchase up to four million of its ordinary shares on the open market at prices to be determined by the Company’s management. The program will begin after the release of the Company’s financial results for the year ended December 31, 2012 and expire on December 31, 2013. Purchases pursuant to the program may be made from time to time in accordance with SEC rules and regulations through open market transactions, subject to market conditions, the Company’s share price, and other factors. The repurchase program may be modified, suspended, or discontinued at any time.

Under the Company’s previous share repurchase program, announced on July 31, 2012, the Company repurchased an aggregate of two million of its ordinary shares in the open market, the maximum amount allowed under that program.

About Asia Entertainment & Resources Ltd.

AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL's VIP room gaming promoters currently participate in the promotion of four major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the Star World Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact:

James Preissler

646-450-8808

preissj@aerlf.com

William Schmitt, ICR

203-682-8294

william.schmitt@icrinc.com